Exhibit 17.1

March 3, 2011

Lee C. Stewart Chair of the Nominating and Corporate Governance Committee P. H. Glatfelter Company 96 South George Street Suite 500 York, Pennsylvania 17401

Re: Resignation from the Board of Directors of P. H. Glatfelter Company

Dear Mr. Stewart:

I hereby tender my resignation as Chairman of the Board of Directors, effective at the 2011 Annual Meeting of Shareholders. I have also decided not to stand for reelection as a Director of the Company at the 2011 Annual Meeting of Shareholders. It has been a pleasure and an honor to serve as Chairman of the Board of Directors and I wish all the best for the Board and the Company in the future.

Very truly yours,

George H. Glatfelter II